Exhibit 99.39

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated November 26, 2020 to which it relates (the “Prospectus”), as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, possessions or the District of Columbia (the “United States”), or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated November 26, 2020

New Issue	January 18, 2021

FIRST COBALT CORP.

$8,500,200

27,420,000 Units

Price: $0.31 per Unit

First Cobalt Corp. (the “Corporation” or “First Cobalt”) is hereby qualifying for distribution 27,420,000 units (the “Units”) of the Corporation at a price of $0.31 per Unit (the “Offering Price”) for aggregate gross proceeds of $8,500,200 (the “Offering”). Each Unit consists of one Common Share in the capital of the Corporation (each, a “Unit Share”) and one-half of one Common Share purchase warrant of the Corporation (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share in the capital of the Corporation (each, a “Warrant Share”) at an exercise price of $0.50 for a period of twenty-four (24) months following the Closing Date (as defined herein). The Units are being issued pursuant to an underwriting agreement dated January 18, 2021 (the “Underwriting Agreement”), between the Corporation and Eight Capital (the “Lead Underwriter”), together with CIBC World Markets Inc., Canaccord Genuity Corp., Red Cloud Securities Inc. and Mackie Research Capital Corporation (together with the Lead Underwriter, the “Underwriters”) relating to the Units offered under the short form base shelf prospectus dated November 26, 2020 (the “Shelf Prospectus”) as supplemented by this prospectus supplement (the “Prospectus Supplement” and together with the Shelf Prospectus, the “Prospectus”). See “Plan of Distribution”.

The issued and outstanding common shares in the capital of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “FCC” and on the OTCQX Best Market (the “OTCQX”) under the symbol “FTSSF”. On January 15, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was $0.30 and on the OTCQX was US$0.24. The Corporation has applied to list the Unit Shares and the Warrant Shares (including those issuable upon any exercise of the Over-Allotment Option (as defined herein) and the Compensation Warrants (as defined herein)) on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Warrants will not be listed on the TSXV. There is no existing trading market through which the Warrants may be sold and the Corporation cannot provide any assurance that an active trading market for the Warrants will develop. Accordingly, purchasers may not be able to resell such Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.

			Net Proceeds to
	Price to the	Underwriters’	the
	Public(1)	Fee(2)	Corporation(3)(4)
Per Unit	$0.31	$0.0186	$0.2914
Total	$8,500,200	$510,012	$7,990,188

(1)	The Offering Price was determined by arm’s length negotiation between the Corporation and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

(2)	The Corporation has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option to purchase Over-Allotment Units (as defined herein)). The Underwriters will also receive, as additional compensation, compensation warrants (the “Compensation Warrants”) to purchase that number of Common Shares as is equal to 6% of the number of Units sold pursuant to the Offering (including any Over-Allotment Units sold pursuant to the exercise of the Over-Allotment Option). Each Compensation Warrant will be exercisable to purchase one Common Share at the Offering Price for a period of twenty-four (24) months from the Closing Date. This Prospectus Supplement also qualifies the distribution of the Compensation Warrants. See “Plan of Distribution”.

(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (estimated to be approximately $300,000), which together with the Underwriters’ Fee, will be paid from the gross proceeds of the Offering.

(4)	The Underwriters have been granted an over-allotment option, exercisable, in whole or in part, at any time, and from time to time, on or before the 30th day following the Closing Date (the “Over-Allotment Deadline”), to purchase up to an additional 4,113,000 Units (the “Over-Allotment Units”) at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Over-Allotment Option”). The Over-Allotment Option may be exercised to acquire (i) up to 4,113,000 Over-Allotment Units at the Offering Price, (ii) up to 4,113,000 additional Unit Shares at a price of $0.301 per Unit Share (the “Over-Allotment Shares”), (iii) up to 2,056,500 additional Warrants at a price of $0.018 per Warrant (or $0.009 per one-half Warrant) (the “Over-Allotment Warrants”), or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, provided that the aggregate number of Over-Allotment Shares which may be issued under the Over-Allotment Option does not exceed 4,113,000 and the aggregate number of Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 2,056,500. Notwithstanding anything herein, the Underwriter’s Fee shall be payable and the Compensation Warrants shall be issuable in connection with the sale of Over-Allotment Units, but no Underwriter’s Fee shall be payable, nor shall any Compensation Warrants be issuable, in connection with the sale of Over-Allotment Shares or Over-Allotment Warrants. The Over-Allotment Warrants will have the same terms as the Warrants. The Over-Allotment Option is exercisable by the Underwriters by giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants to be purchased. If the Over-Allotment Option is exercised in full for Over-Allotment Units, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” will be $9,775,230, $586,513.80 and $9,188,716.20, respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Unless the context otherwise requires, when used herein, all references to the “Offering” include the exercise of the Over-Allotment Option, all references to “Units” include the Over-Allotment Units issuable upon exercise of the Over-Allotment Option, all references to Unit Shares include the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option, all references to Warrants include the Over-Allotment Warrants issuable upon exercise of the Over-Allotment Option and all references to “Compensation Warrants” assume the exercise of the Over-Allotment Option.

- ii -

The following table sets out the maximum number of securities under options issuable to the Underwriters in connection with the Offering, assuming the exercise of the Over-Allotment Option in full:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	4,113,000 Over-Allotment Units	On or before the 30th day following the Closing Date	$0.31 per Over-Allotment Unit

Compensation Warrants	1,891,980 Compensation Warrants(1)	24 months from the Closing Date	$0.31 per Common Share

Total securities under option issuable to the Underwriters	4,113,000 Over-Allotment Units and 1,891,980 Compensation Warrants exercisable for a total of 8,061,480 Common Shares

(1)       This Prospectus Supplement qualifies the distribution of the Compensation Warrants. See “Description Of Securities Being Distributed”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Units at a lower price than stated above. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Bennett Jones LLP.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about January 21, 2021, or such other date as may be agreed upon by the Corporation and the Underwriters (the “Closing Date”), but in any event not later than the date that is 42 days from the date of this Prospectus Supplement. It is anticipated that the Unit Shares and Warrants comprising the Units will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in electronic form, or will otherwise be delivered registered as directed by the Underwriters, on the Closing Date. Except in limited circumstances, a purchaser of Units will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Unit Shares and Warrants on behalf of owners who have purchased Units in accordance with the book-based system. No definitive certificates will be issued unless specifically requested or required.

Investing in securities of the Corporation is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the accompanying Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein and in the accompanying Prospectus prior to investing in any Units offered hereby.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, are not provided in either of this Prospectus Supplement or the accompanying Shelf Prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Units. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Risk Factors”.

- iii -

Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Corporation’s corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H2Y4.

- iv -

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Page

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS	1
FINANCIAL INFORMATION AND CURRENCY	1
MARKET AND INDUSTRY DATA	2
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	4
MARKETING MATERIALS	5
SUMMARY OF THE OFFERING	5
THE CORPORATION	6
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	9
CONSOLIDATED CAPITALIZATION	11
USE OF PROCEEDS	11
PLAN OF DISTRIBUTION	12
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	15
ELIGIBILITY FOR INVESTMENT	19
PRIOR SALES	19
TRADING PRICE AND VOLUME	21
RISK FACTORS	21
LEGAL MATTERS	23
INTEREST OF EXPERTS	23
MAPLE DISCLOSURE	24
AUDITORS, TRANSFER AGENTS AND REGISTRARS	24
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	24
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

- v -

TABLE OF CONTENTS

SHORT FORM BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS	4
FINANCIAL INFORMATION AND CURRENCY	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT	4
CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION	5
DOCUMENTS INCORPORATED BY REFERENCE	5
MARKETING MATERIALS	7
THE CORPORATION	7
RISK FACTORS	11
CONSOLIDATED CAPITALIZATION	13
USE OF PROCEEDS	14
PLAN OF DISTRIBUTION	14
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	15
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	19
PRIOR SALES	19
TRADING PRICE AND VOLUME	19
LEGAL MATTERS	19
INTEREST OF EXPERTS	19
AUDITORS	19
EXEMPTION FROM NI 44-101	19
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	20
CERTIFICATE OF THE CORPORATION	C-1

- vi -

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into the Shelf Prospectus. The second part is the Shelf Prospectus, which provides more general information. If the information varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus. The Shelf Prospectus and this Prospectus Supplement together comprise the Prospectus for the purposes of qualifying the securities offered pursuant to the Offering.

An investor should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Shelf Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Corporation and the Underwriters have not authorized anyone to provide investors with additional or different information. The Corporation and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

The Corporation and the Underwriters are not offering to sell the Units in any jurisdictions where the offer or sale of the Units is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus Supplement or any sale of the Units. The business, capital, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Corporation and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

FINANCIAL INFORMATION AND CURRENCY

First Cobalt has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook – Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. On January 15, 2021, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.27.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” and “First Cobalt” refer to the Corporation and its subsidiary entities on a consolidated basis.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

NON-IFRS MEASURES

The financial results of the Corporation are prepared in accordance with IFRS. Additionally, the Corporation utilizes certain non-IFRS measures such as working capital. The Corporation believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Shelf Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements relating to the business and future activities of, and developments related to, the Corporation after the date of this Prospectus Supplement or the Shelf Prospectus, as applicable; statements regarding anticipated burn rate and operations; expectations of the use by the Corporation of the net proceeds raised from the Offering, including as to achieving the related business objectives described herein; expectations of the timing and completion of the Offering and the listing of the Unit Shares and the Warrant Shares (including those issuable upon any exercise of the Over-Allotment Option and the Compensation Warrants) on the TSXV; exercise of the Over-Allotment Option; planned exploration and development programs and expenditures; the Glencore Loan Agreement (as defined in the Shelf Prospectus); commercial agreements with respect to feedstock supply with Glencore (as defined herein) and other parties, including completion of a commercial agreement with IXM S.A.; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery, Iron Creek Project (as defined herein) and Cobalt Camp (as defined herein); the completion (including the timing thereof), benefit and results of the Cobalt Camp sale to Kuya (as defined herein); the use of the public funding acquired from the Government of Canada and the Government of Ontario; the impact of COVID-19 on the Corporation; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; First Cobalt’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of First Cobalt; and future development plans. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, and general expectations with respect to the development of the Refinery (as defined herein); the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs and the Corporation’s ability to fund its programs; the Corporation’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the Refinery and general expectations with respect to the development of the Refinery; general economic conditions in Canada, the United States and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic, and the other factors described herein under “Risk Factors”, as well as in the Corporation’s public filings available at www.sedar.com.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, the section entitled “Risk Factors” in the Shelf Prospectus and in the section entitled “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2019, dated August 5, 2020 (the “AIF”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

The forward-looking information and statements contained in this Prospectus Supplement and the Shelf Prospectus represent the Corporation’s views and expectations respectively as of the date of this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Corporation’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION

This Prospectus Supplement also contains future-oriented financial information and outlook information (collectively, “FOFI”) about the Refinery and results of the Refinery Study (as defined herein). This information is subject to the same assumptions, risk factors, limitations and qualifications as set forth below in the below paragraphs. FOFI contained in this Prospectus Supplement is made as of the date of this Prospectus Supplement and is being provided for the purpose of providing further information with respect to the Refinery and results of the Refinery Study. The Corporation disclaims any intention or obligation to update or revise any FOFI contained in this Prospectus Supplement, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that FOFI contained in this Prospectus Supplement should not be used for purposes other than for which it is disclosed herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is incorporated by reference into the Shelf Prospectus as of the date hereof and only for the purposes of the distribution of the Units offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full details.

As of the date hereof, the following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus as supplemented by this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

1.	the AIF;

2.	the Corporation’s amended and restated audited consolidated financial statements for the years ended December 31, 2019 and 2018, and related notes thereto, together with the independent auditor’s report thereon (the “Annual Financial Statements”);

3.	the amended and restated management’s discussion and analysis for the year ended December 31, 2019;

4.	the Corporation’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 and related notes thereto, other than the notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations located on the second page of such financial statements (the “Interim Financial Statements”);

5.	the management’s discussion and analysis for the nine months ended September 30, 2020, and related notes thereto (the “Interim MD&A”);

6.	the management information circular of the Corporation dated July 10, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on August 25, 2020; and

7.	the term sheet dated January 14, 2021 relating to the Offering.

Any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Shelf Prospectus for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Shelf Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Shelf Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus Supplement.

Issuer	First Cobalt Corp.

Offered Securities	27,420,000 Units. If the Over-Allotment Option is exercised in full, the Corporation will sell an additional 4,113,000 Units. Each Unit consists of one Common Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share in the capital of the Corporation at an exercise price of $0.50 per Warrant Share for a period of twenty-four (24) months following the Closing Date. See “Plan of Distribution.”

Gross Proceeds	Up to $9,775,230 if the Over-Allotment Option is exercised in full.

Price per Security	$0.31 per Unit.

Common Shares Outstanding	Prior to the Offering: 419,182,194 Common Shares.

Following the Offering: 446,602,194 Common Shares (450,715,194 Common Shares if the Over-Allotment Option is exercised in full), not including any Common Shares issuable upon exercise of any Warrants.

See “Consolidated Capitalization” and “Plan of Distribution”.

Business of the Corporation	The Corporation is in the business of cobalt refining and the acquisition and exploration of resource properties. The Common Shares of the Corporation are listed on the TSXV and quoted on the OTCQX under the symbols “FCC” and “FTSSF”, respectively. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets, being the Refinery and the Iron Creek Project. See “The Corporation”.

Use of Proceeds	The Corporation expects to use the net proceeds of the Offering for the advancement of the Refinery and for general corporate purposes.

Over-Allotment Option	The Underwriters have been granted the Over-Allotment Option, exercisable, in whole or in part, at any time, and from time to time, on or before the 30th day following the Closing Date to purchase up to an additional 4,113,000 Units at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised to acquire (i) up to 4,113,000 Over-Allotment Units at the Offering Price, (ii) up to 4,113,000 Over-Allotment Shares at a price of $0.301 per Over-Allotment Shares, (iii) up to 2,056,500 Over-Allotment Warrants at a price of $0.018 per Over-Allotment Warrants (or $0.009 per one-half Over-Allotment Warrants), or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, provided that the aggregate number of Over-Allotment Shares which may be issued under the Over-Allotment Option does not exceed 4,113,000 and the aggregate number of Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 2,056,500. Notwithstanding anything herein, the Underwriter’s Fee shall be payable and the Compensation Warrants shall be issuable in connection with the sale of Over-Allotment Units, but no Underwriter’s Fee shall be payable, nor shall any Compensation Warrants be issuable, in connection with the sale of Over-Allotment Shares or Over-Allotment Warrants. The Over-Allotment Option is exercisable by the Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Units to be purchased. See “Plan of Distribution”.

Risk Factors	Prospective purchasers of the Units should carefully consider the information set forth under the heading “Risk Factors” and the other information included in this Prospectus Supplement before deciding to invest. See “Risk Factors”.

THE CORPORATION

First Cobalt is in the business of developing a cobalt refinery and the acquisition and exploration of cobalt mineral properties. The Common Shares of the Corporation listed on the TSXV and quoted on the OTCQX and trade under the symbols “FCC” and “FTSSF”, respectively. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets:

(i)	A primary cobalt refinery located in Ontario, Canada (the “Refinery”); and

(ii)	The Iron Creek Project in Idaho, the Corporation’s flagship mineral project (the “Iron Creek Project”).

On May 4, 2020, the Corporation announced positive results from an independent engineering study on the Refinery. The study, titled “First Cobalt Refinery Project – AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco Engineering Canada Inc. under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020 and was filed on SEDAR under the Corporation’s profile at www.sedar.com. The Refinery Study contemplates expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

For further information regarding First Cobalt, the Refinery and the Iron Creek project, see the AIF and other documents incorporated by reference in this Prospectus Supplement available at www.sedar.com  under the Corporation’s profile.

Recent Developments

LOI with Kuya Silver Corporation

On December 21, 2020, the Corporation entered into a letter of intent with Kuya Silver Corporation (“Kuya”) to sell a portion of its silver and cobalt mineral exploration assets in the Corporation’s Cobalt Camp operations in Northern Ontario (the “Cobalt Camp”) and form a joint venture to advance the remaining mineral assets comprising the Cobalt Camp. Pursuant to the terms of the letter of intent, as consideration for the purchase of the Kerr area properties of the Cobalt Camp, Kuya will pay $4 million to the Corporation on closing of the transaction (comprised of $1 million in cash and $3 million in common shares in the capital of Kuya). In addition, Kuya will have an option to acquire up to a 70% interest in the remaining mineral assets comprising the Cobalt Camp by incurring certain expenditures on such assets. The parties anticipate that the transaction will close during Q1 2021.

Change in Auditor

On December 18, 2020, the Corporation filed a Notice of Change of Auditors on SEDAR in connection with a change of the Corporation’s auditors from MNP LLP, Chartered Professional Accountants (“MNP”) to KPMG LLP, Chartered Professional Accountants (“KPMG”) effective December 10, 2020.

Investment from Federal and Provincial Governments

On December 16, 2020, the Corporation entered into contribution agreements with the Government of Canada and the Government of Ontario to receive $10 million in public funding pursuant to the Federal Economic Development Initiative for Northern Ontario and the Northern Ontario Heritage Fund Corporation, respectively. The funding is anticipated to be used for recommissioning and expansion of the Refinery. The funding from the Government of Canada is a $5 million zero-interest loan. This loan will be repaid starting one year after production is commenced at the Refinery and must be repaid within 5 years from the first payment date. The funding from the Government of Ontario is a $5 million non-repayable grant.

Update Regarding Impact of COVID-19 on Operations

The Corporation’s business and the anticipated timing and cost of development work and applicable milestones have not been significantly impacted by COVID-19 to date. Work programs related to engineering, metallurgical testing and environmental permitting have continued on schedule.

The Corporation’s operations, financial condition, cash flows and financial performance have also not been significantly impacted by COVID-19 to date. As the Corporation is not yet operating any mine or facility, the Corporation has not yet had any production or operating cash flow.

The Corporation does not yet operate a mine or facility, as such COVID-19 has not had an impact on productivity and the timing or cost of work. The Corporation has proceeded with commercial discussions during the COVID-19 pandemic and facilitated site visits while following various COVID-19-related protocols.

Update on Uses of Proceeds from Previous Financings

The Corporation raised gross proceeds of approximately $2,500,000 in August 2020 by way of non-brokered private placement of units and flow-through units. Approximately $500,000 of the proceeds received from this private placement have been utilized for general corporate purposes and approximately $100,000 of the proceeds have been spent on eligible Canadian Exploration Expenses as defined in the Income Tax Act (Canada) as of the date of this Prospectus Supplement. Proceeds raised from the sale of the flow-through shares that comprised part of the flow-through units will continue to be used to incur eligible Canadian Exploration Expenses related to projects in Ontario, Canada, and the Corporation continues to expect to incur the required amount of Canadian Exploration Expenses prior to the applicable deadlines under the Income Tax Act (Canada). The Corporation intends to use the remaining net proceeds from the sale of the units for general corporate purposes.

Working Capital

As of December 31, 2020, the Corporation had approximately $4,200,000 in cash and approximately $4,300,000 in working capital. Subsequent to December 31, 2020 and through to the date of this Prospectus Supplement, approximately $2,000,000 of additional proceeds from warrant exercises have been received by the Corporation. Other than as disclosed in the Interim Financial Statements, the Corporation does not have any current non-contingent resources with which to fund operations.

Refinery Timeline & Milestones

The Corporation is working to advance the Refinery in line with the recommendations provided in the Refinery Study. The Refinery is currently permitted to operate at a nominal throughput of 12 tonnes per day (“tpd”) and primarily produced cobalt carbonate during historical operations. The Refinery Study contemplates expanding the existing facility from a 12 tpd operation to a 55 tpd facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

On September 24, 2020, the Corporation announced initial results from ongoing optimization programs with respect to the Refinery. Results from these programs, including engineering studies, have demonstrated improved Refinery margins and economics. The Corporation’s current initial capital estimate for the 55 tpd facility is US$60 million with an operating cost estimate of US$2.36/lb of cobalt produced. Under the Refinery Study, the Corporation’s initial capital estimate for the 55 tpd facility was US$56 million with an operating cost estimate of US$2.72/lb of cobalt produced. While the optimization program resulted in a capital cost increase of US$4 million, the Corporation anticipates this will result in approximately US$4 million of increased annual pre-tax cash flows. The Corporation further anticipates US$35 million in undiscounted pre-tax free cashflow forecasted during the first full year of production. The Corporation has entered into a long-term commercial agreement with Glencore AG (“Glencore”) to purchase cobalt hydroxide feedstock for the Refinery and has a memorandum of understanding in place with IXM S.A. to purchase additional cobalt hydroxide from the Tenke Fungurume mine in the Democratic Republic of Congo. A definitive contract with IXM S.A. is in progress. Combined, these two sources of feedstock provide 90% of the Refinery’s anticipated nameplate capacity.

The Corporation has yet to obtain requisite permits for a 55 tpd facility and project financing to advance the Refinery towards construction. The Corporation continues to advance these efforts and the prospective timeline included below remains subject to change depending on the results of such efforts.

The Corporation intends to use a portion of the proceeds from this Offering to commence certain engineering and construction-related activities at the Refinery. The larger project financing required to fully finance the capital costs associated with the expansion of the Refinery is not expected to be available until such time as the Corporation has secured applicable permits associated with operating the Refinery.

The Corporation anticipates that, provided the events highlighted in the timeline below occur as contemplated, the Corporation will be in a position to commence commercial production at the Refinery in Q4 2022. The Corporation anticipates that it would remain on course for commercial production in Q4 2022 even if construction activities commenced, and related costs commenced being incurred, in Q4 2021.

•	Q1 2021 – Submit permits for a 55 tpd facility and complete Refinery pilot plant

•	Q1 2021 – Finalize commercial arrangements with Glencore and other parties

•	Q2 2021 – Receive final permits necessary to commence Refinery construction and secure project financing

•	Q3 2021 – Complete detailed engineering and commence construction activities

•	Q4 2022 – Commence production

More detailed information regarding the business of the Corporation can be found in the Shelf Prospectus, and the AIF and other documents incorporated by reference herein and therein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.

Readers are strongly encouraged to carefully read all of the risk factors contained herein and in the Shelf Prospectus, and in the AIF and other documents incorporated or deemed to be incorporated by reference herein or therein. The Corporation’s business, financial condition, results of operations, cash flows and prospects are subject to the risks and uncertainties described therein and to additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 27,420,000 Units (not including any Unit issuable upon exercise of the Over-Allotment Option), with each Unit consisting of one Unit Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $0.50 (the “Exercise Price”) for a period of twenty-four (24) months following the Closing Date. The Units will not be certificated and the Units will immediately separate into Unit Shares and Warrants upon issuance.

Common Shares

The Corporation is authorized to issue an unlimited number of the Common Shares. As of January 15, 2021, there were 419,182,194 Common Shares issued and outstanding.

The Unit Shares and Warrant Shares are Common Shares and therefore have all of the rights, privileges, restrictions and conditions of other Common Shares of the Corporation. Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation (the “Board”) at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Assuming completion of the Offering, there will be an aggregate of 446,602,194 Common Shares issued and outstanding (450,715,194 Common Shares if the Over-Allotment Option is exercised in full), not including any Warrant Shares issuable upon exercise of the Warrants

Warrants

The Warrants will be governed by the terms of a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Corporation and the warrant agent thereunder, currently anticipated to be AST Trust Company (Canada), at its principal offices in Toronto, Ontario (the “Warrant Agent”). Prior to the closing of the Offering, the Corporation may name any other agent with respect to the Warrants. The following summary of certain provisions of the Warrant Indenture describes certain material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share upon payment of the Exercise Price for a period of twenty-four (24) months following the Closing Date. The Exercise Price for the Warrants will be payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and the Exercise Price per security upon the occurrence of certain events, including:

(a)	the issuance of Common Shares or securities exercisable, exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding Warrants);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(d)	the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, of Common Shares on such record date; and

(e)	the issuance or distribution to all or substantially all of the holders of Common Shares of shares of the Corporation of any class (other than Common Shares), rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares, or cash, securities or any property or other assets, including evidences of indebtedness.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities or other property issuable upon the exercise of the Warrants and/or the Exercise Price per security upon the occurrence of certain additional events, including:

(a)	the reclassification of the Common Shares;

(b)	the consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change or exchange of the Common Shares into or for other shares, securities or property); or

(c)	the transfer of the Corporation’s undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the Exercise Price or number of Warrant Shares will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the Exercise Price or a change in the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a Common Share, as the case may be.

The Corporation will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Corporation will give notice to Warrant holders of certain stated events, including events that would result in an adjustment to the Exercise Price or the number of Warrant Shares issuable upon exercise of the Warrants.

No fraction of a Warrant Share will be issued upon the exercise of a Warrant and no cash payment will be made in lieu thereof. Warrant holders are not entitled to any voting rights or any other rights conferred upon a person as a result of being a holder of Common Shares. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that is not prejudicial to the interests of the holders of Warrants as a group or the Warrant Agent, and providing for the issuance of additional Warrants. Any amendment or supplement to the Warrant Indenture that prejudicially affects the interests of the holders of Warrants as a group may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (a) passed at a meeting of the holders of Warrants at which there are at least two Warrant holders present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants (or, if such meeting is adjourned in accordance with the provisions of the Warrant Indenture as a result of not satisfying such quorum requirement, passed by the holders of Warrants present in person or represented by proxy at such adjourned meeting) and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting (or adjourned meeting, if applicable) and voted on the poll for such resolution, or (b) adopted by an instrument in writing signed by the holders of not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and the Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will the Warrant Shares be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Corporation has received an opinion of counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation.

Compensation Warrants

The Corporation has agreed to issue Compensation Warrants to purchase that number of Common Shares as is equal to 6% of the number of Units sold pursuant to the Offering (including any Over-Allotment Units sold pursuant to the exercise of the Over-Allotment Option). Each Compensation Warrant will be exercisable to purchase one Common Share at the Offering Price for a period of twenty-four (24) months from the Closing Date. The Compensation Warrants may be exercised by the Underwriters to purchase Common Shares on or before the expiration date by delivering (i) notice of exercise, appropriately completed and duly signed, and (ii) payment of the exercise price for the number of Common Shares with respect to which the Compensation Warrants are being exercised. The exercise price of the Compensation Warrants and the number of Common Shares issuable upon the exercise of each Compensation Warrant are subject to adjustment upon the occurrence of certain events, such as, among other things, a distribution on the Common Shares, or a subdivision, consolidation or reclassification of the Common Shares. In addition, upon any fundamental transaction, such as a merger, arrangement, consolidation, sale of all or substantially all of the Corporation’s assets, share exchange or business combination, the Compensation Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately on such event. The Compensation Warrants will not be listed or quoted on any securities exchange. The holders of the Compensation Warrants do not have the rights or privileges of holders of Common Shares until they exercise their Compensation Warrants and receive the resulting Common Shares.

The Corporation has applied to list the Unit Shares and the Warrant Shares (including those issuable upon any exercise of the Over-Allotment Option) and any Common Shares issuable upon exercise of the Compensation Warrants on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2020.

As a result of the Offering, the shareholder’s equity of the Corporation will increase by the amount of the net proceeds, less expenses, of the Offering and there will be additional Common Shares and Warrants issued and outstanding, and there will be Compensation Warrants issued and outstanding. Upon completion of the Offering, there will be an aggregate of 446,602,194 Common Shares issued and outstanding, or 450,715,194 Common Shares if the Over-Allotment Option is exercised in full (not including any Warrant Shares issuable upon exercise of the Warrants), as well as 38,220,079 warrants issued and outstanding, or 40,276,579 warrants if the Over-Allotment Option is exercised in full.

USE OF PROCEEDS

The net proceeds of the Offering, after deducting the Underwriters’ Fee of $510,012 ($586,513.80 if the Over-Allotment Option is exercised in full for Over-Allotment Units) and the expenses of the Offering (estimated to be $300,000), are estimated to be $7,690,188 ($8,888,716 if the Over-Allotment Option is exercised in full for Over-Allotment Units).

The Corporation expects the net proceeds of the Offering (assuming no exercise of the Over-Allotment Option) will be used for the advancement of the Refinery and for general corporate purposes as set forth below:

Use of Proceeds	Approximate Amount
(C$)
Refinery Advancement
Detailed engineering and construction design	$1,500,000
Long-lead items engineering and procurement	$5,000,000
Metallurgical testing and other pre-construction activities	$500,000
$7,000,000
Sub-Total Refinery Advancement:
Corporate G&A(1)	$690,188

Total:	$7,690,188

(1)	Includes a portion of regulatory fees and general expenses, such as insurance, legal, and accounting services. This amount may change depending on the actual costs incurred in connection with the items outlined directly above.

The refinery advancement work will allow the Corporation to commence detailed engineering and construction design for key components of the Refinery, as well as to initiate the long-lead items engineering process for the key pieces of equipment such as the cobalt crystallizer, the solvent extraction circuit, and the polishing filters. Additional metallurgical testing on the combined feedstock from both sources will also be conducted. All of the activities noted are aimed at advancing the Refinery in accordance with the project schedule to facilitate first production in Q4 2022. See “The Corporation – Refinery Timeline & Milestones”.

The Corporation intends to use the net proceeds from the Over-Allotment Option, if any, predominantly for general corporate purposes.

The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. To the extent that the Corporation has negative cash flows in future periods in excess of the net proceeds of the Offering, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.

While the Corporation currently anticipates that it will use the net proceeds of the Offering as set forth above, the Corporation may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Corporation will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Corporation may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase, as principals, on the Closing Date, 27,420,000 Units at the Offering Price, for aggregate gross consideration of $8,500,200, payable in cash to the Corporation against delivery of the Units, subject to the terms and conditions of the Underwriting Agreement. The Offering Price was determined by arm’s length negotiation between the Corporation and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several), are subject to certain closing conditions and may be terminated at their discretion on the basis of “disaster out”, “material adverse change out”, “regulatory out” and “breach out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any Units are purchased under the Underwriting Agreement.

Each Unit will consist of one Unit Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $0.50 per Warrant Share for a period of twenty-four (24) months following the Closing Date. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture. The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the occurrence of certain events. No fractional Warrants will be issued. See “Description of Securities Being Distributed”.

The Underwriters have been granted the Over-Allotment Option, which is exercisable, in whole or in part, at any time, and from time to time, on or before the Over-Allotment Deadline, to purchase up to an additional 4,113,000 Over- Allotment Units at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Units. The Over-Allotment Option may be exercised to acquire (i) up to 4,113,000 Over-Allotment Units at the Offering Price, (ii) up to 4,113,000 Over-Allotment Shares at a price of $0.301 per Over-Allotment Share, (iii) up to 2,056,500 Over-Allotment Warrants at a price of $0.018 per Over-Allotment Warrant (or $0.009 per one-half Over-Allotment Warrant), or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, provided that the aggregate number of Over-Allotment Shares which may be issued under the Over-Allotment Option does not exceed 4,113,000 and the aggregate number of Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 2,056,500. Notwithstanding anything herein, the Underwriter’s Fee shall be payable and the Compensation Warrants shall be issuable in connection with the sale of Over-Allotment Units, but no Underwriter’s Fee shall be payable, nor shall any Compensation Warrants be issuable, in connection with the sale of Over-Allotment Shares or Over-Allotment Warrants. The Over-Allotment Warrants will have the same terms as the Warrants. The Over-Allotment Option is exercisable by the Underwriters by giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants to be purchased. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Units issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Fee equal to 6% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option to purchase Over-Allotment Units). The Underwriters will also receive, as additional compensation, Compensation Warrants equal to 6% of the number of Units sold pursuant to the Offering (including any Over-Allotment Units sold pursuant to the exercise of the Over-Allotment Option). Each Compensation Warrant will be exercisable to purchase one Common Share at the Offering Price for a period of twenty-four (24) months from the Closing Date. This Prospectus Supplement also qualifies the distribution of the Compensation Warrants.

Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to reimburse the Underwriters for certain expenses incurred in connection with the Offering and to indemnify the Underwriters and their directors, officers, and employees against certain liabilities and expenses and to contribute to payments the Underwriters may be required to make in respect thereof.

The Offering is being made in each of the provinces of Canada, other than Québec. The Units will be offered in each of the relevant provinces of Canada through the Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Units in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriters.

The Corporation has applied to list the Unit Shares and the Warrant Shares (including those issuable upon any exercise of the Over-Allotment Option) and the Common Shares issuable upon exercise of the Compensation Warrants on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Warrants (including the Compensation Warrants) will not be listed on the TSXV. There is currently no market through which the Warrants may be sold. See “Risk Factors”.

The Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Units at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation.

Pursuant to the Underwriting Agreement, the Corporation has agreed that, until the date which is ninety (90) days after the Closing Date, it will not, without the written consent of the Lead Underwriter, issue, agree to issue, or announce an intention to issue, any additional debt, common shares or any securities convertible into or exchangeable for shares of the Corporation (except in connection with the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities and/or an arm’s length acquisition). The Corporation further acknowledges and understands that it will use its best efforts to cause its officers and directors to enter into an agreement with the Underwriters pursuant to which each of such individuals will agree not to sell, transfer or pledge, or otherwise dispose of, any securities of the Corporation until the date which is ninety (90) days after the Closing Date, in each case without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSXV, in the over-the-counter market or otherwise.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement, and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Bennett Jones LLP.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about January 21, 2021, or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than the date that is 42 days from the date of this Prospectus Supplement. It is anticipated that the Unit Shares and Warrants comprising the Units will be delivered under the book-based system through CDS or its nominee and deposited in electronic form, or will otherwise be delivered registered as directed by the Underwriters, on the Closing Date. Except in limited circumstances, a purchaser of Units will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Unit Shares and Warrants on behalf of owners who have purchased Units in accordance with the book-based system. No definitive certificates will be issued unless specifically requested or required.

The Unit Shares and the Warrants comprising the Units offered hereby and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, a person in the United States or a U.S. Person unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available.

The Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and the Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will the Warrant Shares be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Corporation has received an opinion of counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation; provided, however, that a holder who is an Accredited Investor at the time of exercise of the Warrants and who purchased Units in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws as either a Qualified Institutional Buyer or an Accredited Investor will not be required to deliver an opinion of counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units.

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Units to, or for the account or benefit of, a person in the United States or a U.S. Person. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units, Unit Shares or Warrants within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with exemptions from registration under the U.S. Securities Act and applicable state securities laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a purchaser who acquires Units as beneficial owner pursuant to the Offering and who, at all relevant times and for purposes of the Tax Act: (i) will acquire and hold the Unit Shares, Warrants and Warrant Shares issuable on the exercise of the Warrants as capital property, (ii) deals at arm’s length with the Corporation and the Underwriters, and (iii) and is not affiliated with the Corporation or the Underwriters (a “Holder”).

Generally, Unit Shares, Warrant Shares and Warrants will be considered to be capital property to a Holder, provided the Holder does not hold Unit Shares, Warrant Shares and Warrants in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (iv) that has made a functional currency reporting election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Unit Shares, Warrant Shares or Warrants; or (vi) that receives dividends on Unit Shares or Warrant Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire Units. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm's length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of purchasing Units pursuant to the Offering.

This summary is based on the current provisions of the Tax Act and the Regulations in force on the date hereof, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus Supplement (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Offering Price

The Offering Price must be allocated on a reasonable basis between the Unit Share and the one-half of one Warrant comprising a Unit to determine the cost of each to the Holder for purposes of the Tax Act. For its purposes, the Corporation intends to allocate $0.301 of the Offering Price as consideration for the issue of each Unit Share and $0.009 of the Offering Price as consideration for the issue of each one-half of one Warrant acquired as part of a Unit.

The Corporation believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder, and the Corporation expresses no opinion with respect to such allocation. A Holder’s adjusted cost base of a Unit Share acquired as part of a Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares of the Corporation (if any) held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

A Holder will not realize a gain or loss upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the Exercise Price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Corporation (if any) held as capital property immediately before the exercise of the Warrant.

Taxation of Resident Holders

The following portion of this summary applies to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder whose Unit Shares or Warrant Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Unit Shares and Warrant Shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on the Unit Shares or Warrant Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as such terms are defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

Dividends received or deemed to be received on the Unit Shares or Warrant Shares by a Resident Holder that is a corporation will be included in computing its income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” as defined in the Tax Act or a “subject corporation” as defined in subsection 186(3) of the Tax Act may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Unit Shares or Warrant Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. Such Resident Holders should consult their own tax advisors in this regard.

Disposition of Unit Shares, Warrants and Warrant Shares

A Resident Holder who disposes, or is deemed to dispose, of a Unit Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), Warrant Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), or a Warrant (other than on the exercise thereof) generally will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Unit Shares, Warrants or Warrant Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Unit Share or Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Units Shares or Warrant Shares or realizes a capital gain on the disposition or deemed disposition of the Units Shares, Warrants or Warrant Shares may be liable for alternative minimum tax under the Tax Act. Resident holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Unit Shares, Warrants or Warrant Shares in the course of a business carried on or deemed to be carried on in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Unit Shares or Warrant Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation. Non-Resident Holders should consult their own tax advisors regarding the application of the Treaty or any other tax treaty.

Disposition of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Unit Share, a Warrant or a Warrant Share unless the Unit Share, Warrant or Warrant Share, as the case may be, constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Unit Shares and Warrant Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes Tier1 and 2 of the TSXV), at the time of disposition, the Unit Shares, Warrants, and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Unit Shares, Warrants, and Warrant Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Unit Shares, Warrants, or Warrant Shares constitute “taxable Canadian property” in their own particular circumstances.

In the event that a Unit Share, Warrant or Warrant Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Taxation of Resident Holders – Disposition of Unit Shares, Warrants and Warrant Shares” and “Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares are taxable Canadian property should consult their own tax advisors.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF UNITS AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF UNITS.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and Bennett Jones LLP, Canadian counsel to the Underwriters, based on the current provisions of Tax Act and the Regulations thereunder, in force as of the date hereof, the Unit Shares, Warrants, and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or deferred profit sharing plan (“DPSP”) at the time of the acquisition of such Unit Shares, Warrants and Warrant Shares, provided that at such time:

(i)	in the case of the Unit Shares and the Warrant Shares, the Unit Shares or Warrant Shares, as applicable, are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSXV) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act); and

(ii)	in the case of the Warrants,

a.	the Warrants are listed on a “designated stock exchange” as defined in the Tax Act; or

b.	the Warrant Shares are qualified investments as described in (i) above and neither the Corporation, nor any person with whom the Corporation does not deals at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Warrants held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Unit Share, Warrant Share or Warrant generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will generally not be a “prohibited investment” if such securities are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

Prospective purchasers who intend to hold Unit Shares, Warrants or Warrant Shares in a Registered Plan or DPSP should consult their own tax advisors regarding their particular circumstances.

PRIOR SALES

The following tables set forth details regarding issuances of Common Shares and issuances of securities convertible into or exchangeable, redeemable or exercisable for Common Shares by the Corporation during the 12-month period before the date of this Prospectus Supplement up to January 18, 2021.

Corporation Securities Issuances

		Issuance/Exercise/
Date	Type of Security Issued	Conversion Price per Security	Number of Securities
January 14, 2021	Common Shares (1)	$0.21	97,000
January 14, 2021	Common Shares (2)	$0.14	66,666
January 14, 2021	Common Shares (3)	$0.14	166,666
January 13, 2021	Common Shares (3)	$0.14	166,666

		Issuance/Exercise/
Date	Type of Security Issued	Conversion Price per Security	Number of Securities
January 13, 2021	Common Shares (2)	$0.14	66,666
January 13, 2021	Common Shares (1)	$0.27	1,250,651
January 12, 2021	Common Shares (1)	$0.21	6,750,000
January 11, 2021	Common Shares (1)	$0.27	40,000
January 6, 2021	Common Shares (1)	$0.21	107,200
January 5, 2021	Common Shares (1)	$0.21	900,000
January 4, 2021	Common Shares (1)	$0.21	278,572
December 30, 2020	Common Shares (1)	$0.21	350,000
December 24, 2020	Common Shares (3)	$0.14	300,000
December 23, 2020	Common Shares (1)	$0.27	850,000
December 22, 2020	Common Shares (1)	$0.27	150,000
December 21, 2020	Common Shares (1)	$0.27	1,200,000
December 18, 2020	Common Shares (1)	$0.27	333,333
December 18, 2020	Common Shares (1)	$0.21	415,000
December 17, 2020	Common Shares (1)	$0.27	823,000
December 16, 2020	Common Shares (4)	$0.14	770,017
August 27, 2020	Common Shares (4)	$0.14	8,528,643
August 27, 2020	Common Shares (4)	$0.16	8,225,000
August 27, 2020	Warrants (4)	$0.21	12,641,143
August 26, 2020	Options (5)	$0.145	500,000
August 26, 2020	RSUs (6)	$0.14	250,000
July 10, 2020	RSUs (6)	$0.14	1,050,000
July 10, 2020	DSUs (6)	$0.14	1,144,643
July 10, 2020	Options (6)	$0.14	2,200,000
February 5, 2020	Common Shares (7)	$0.14	15,097,430
February 5, 2020	Warrants (7)	$0.21	15,256,476
January 2020	DSUs	$0.14	326,657

Notes:

(1)	Issued pursuant to the exercise of Warrants.

(2)	Issued pursuant to the exercise of RSUs.

(3)	Issued pursuant to the exercise of Options.

(4)	Issued pursuant to the exercise of DSUs.

(5)	Issued pursuant to a private placement.

(6)	Issued as initial grant to new Officer.

(7)	Issued to directors, officers, employees and contractors under the Corporation’s long-term incentive plan.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “FCC”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSXV on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement (Source: TSXV).

	High Trading	Low Trading
Period	Price	Price	Volume
January 2020	$0.160	$0.140	6,831,488
February 2020	$0.160	$0.120	8,809,071
March 2020	$0.135	$0.075	10,550,750
April 2020	$0.150	$0.095	8,441,459
May 2020	$0.180	$0.135	14,788,477
June 2020	$0.150	$0.130	8,184,220
July 2020	$0.150	$0.125	13,593,137
August 2020	$0.155	$0.125	10,787,679
September 2020	$0.150	$0.135	9,535,428
October 2020	$0.150	$0.120	8,067,086
November 2020	$0.145	$0.115	10,465,338
December 2020	$0.385	$0.120	72,681,116
January 1 – 15, 2021	$0.41	$0.29	32,312,533

On January 15, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was $0.30.

RISK FACTORS

An investment in securities of the Corporation including the Units offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Units and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Corporation set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial could have a material adverse effect on the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Units. The Corporation cannot provide any assurances that it will successfully address any or all of these risks. Purchasers should carefully consider the risks described under the heading “Risk Factors” in the Shelf Prospectus and in the AIF. See “Documents Incorporated by Reference”.

Refinery Development Financing Risks

The Corporation’s Refinery advancement will require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Corporation. Furthermore, if the Corporation raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.

COVID-19 and Global Health Crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation’s business. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Corporation continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or should one of the Corporation’s team members or consultants become infected, the Corporation’s ability to advance its projects may be impacted. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Negative Operating Cash Flow

The Corporation is an exploration stage company with respect to its mineral properties and is a pre-operations stage company with respect to its Refinery, and as a result has not generated cash flow from operations. The Corporation is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of refurbishment of the Refinery, ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global cobalt markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the Offering, as well as the timing of their expenditures. Depending on various factors, the intended use of net proceeds from the Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The results and the effectiveness of the application of proceeds from the Offering are uncertain. If the proceeds are not applied effectively, the Corporation’s business, financial condition, results of operations or prospects may suffer. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Share Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of First Cobalt include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of First Cobalt at any given time may not accurately reflect the long-term value of First Cobalt.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of First Cobalt.

Market Price Depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Dilution Risk

The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Corporation on the exercise of options under the Corporation’s stock option plan and upon the exercise of outstanding warrants.

Loss of Entire Investment

An investment in the Units is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

No Market for Warrants

The Warrants will not be listed on the TSXV or any other exchange. There is no existing trading market through which the Warrants may be sold and the Corporation cannot provide any assurance that an active trading market for the Warrants will develop. Accordingly, purchasers may not be able to resell such Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Offtake Risk

The dependence on third parties for offtake revenue that is periodic and infrequent and the provision of essential support services raises the risk that a failure or material delay by the counterparties to these contracts or arrangements to perform their obligations thereunder, or breach of these contracts or arrangements by such counterparties, or the failure of the Corporation to enter into such contracts or arrangements, could have a material adverse effect on the Corporation's business, operating results and financial position and its ability to successfully transition to full operation of the Refinery and realize the benefits thereof.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and on behalf of the Underwriters by Bennett Jones LLP, Canadian counsel to the Underwriters. As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and Bennett Jones LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

INTEREST OF EXPERTS

All scientific and technical information in this Prospectus Supplement has been reviewed and approved by Dr. Frank Santaguida, P.Geo., Vice President, Exploration at First Cobalt, who is a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. As of the date hereof, Mr. Santaguida holds 141,760 Common Shares, 1,600,000 stock options, 100,000 restricted share units and 36,000 warrants.

MAPLE DISCLOSURE

CIBC World Markets Inc. or an affiliate thereof, may own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group's board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on an exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange (each, an “Exchange”). No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. CIBC World Markets Inc. do not require the Corporation to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting, agency and/or any other services.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, located in Toronto, Ontario. KPMG has advised the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar for the Common Shares is AST Trust Company (Canada) at its principal office located in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: January 18, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces of Canada, other than Québec.

“Trent Mell”	“Ryan Snyder”
Trent Mell	Ryan Snyder
President, Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors

“John Pollesel”	“Garett Macdonald”
John Pollesel	Garett Macdonald
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: January 18, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces of Canada, other than Québec.

EIGHT CAPITAL

“John Sutherland”
John Sutherland
Managing Director

CIBC WORLD MARKETS INC.

“David Shaver”
David Shaver
Managing Director

CANACCORD GENUITY CORP.

“Earle McMaster”
Earle McMaster
Director

RED CLOUD SECURITIES INC.

“Bruce Tatters”
Bruce Tatters
Chief Executive Officer

MACKIE RESEARCH CAPITAL CORPORATION

“David Greifenberger”
David Greifenberger
Managing Director

C-2

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with certain securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 26, 2020

FIRST COBALT CORP.

$20,000,000
Common Shares
Warrants
Subscription Receipts
Units

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale from time to time (each, an “Offering”), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of First Cobalt Corp. (“First Cobalt” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to C$20,000,000 (or the equivalent thereof in U.S. dollars or other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered; the offering price; whether the Common Shares are being offered for cash or on exercise of Special Warrants (as defined below); and any other material terms or conditions of the Common Shares; (ii) in the case of Warrants, the designation and aggregate number of Warrants offered; the price at which the Warrants will be offered; the date on which the right to exercise the Warrants will commence and the date on which the right will expire; the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant; and any other material terms or conditions of the Warrants; (iii) in the case of Subscription Receipts, the designation and aggregate number of Subscription Receipts offered; the price at which the Subscription Receipts will be offered; the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers; and any other material terms or conditions of the Subscription Receipts; and (iv) in the case of Units, the designation and aggregate number of Units being offered; the price at which the Units will be offered; the designation and terms of the Units and the applicable Securities included in the Units; the description of the terms of any agreement governing the Units; any provision for the issuance, payment, settlement, transfer or exchange of the Units; and any other material terms or conditions of the Units. See “Description of Securities Being Distributed”.

The issued and outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “FCC” and on the OTCQX under the symbol “FTSSF”. On November 25, 2020, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the TSXV was $0.13. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the “Warrants”), the subscription receipts (the “Subscription Receipts”) or the units (the “Units”) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities. The Corporation may qualify an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in the Securities is speculative and involves certain risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See “Risk Factors”.

Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars.

The Corporation’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Corporation’s corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context indicates otherwise, the “Corporation” and “First Cobalt” refer to First Cobalt Corp. and its subsidiaries. You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus and the documents incorporated by reference herein are accurate as of the date of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

FINANCIAL INFORMATION AND CURRENCY

First Cobalt has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook – Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “US$” are to United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT

This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding anticipated burn rate and operations; planned exploration and development programs and expenditures; the Glencore Loan Agreement (as defined below); commercial agreements with respect to feedstock supply with Glencore (as defined below) and other parties; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery, Iron Creek Project (as defined below) and Cobalt Camp; impact of COVID-19 on the Corporation; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; First Cobalt’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of First Cobalt; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, and general expectations with respect to the development of the Refinery (as defined below); the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs and the Corporation’s ability to fund its programs; the Corporation’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the Refinery and general expectations with respect to the development of the Refinery; general economic conditions in Canada, the United States and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic, and the other factors described herein under “Risk Factors”, as well as in our public filings available at www.sedar.com.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2019, dated August 5, 2020 (the “Annual Information Form”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION

This Prospectus also contains future-oriented financial information and outlook information (collectively, “FOFI”) about the Refinery and results of the Refinery Study (as defined below). This information is subject to the same assumptions, risk factors, limitations and qualifications as set forth below in the below paragraphs. FOFI contained in this Prospectus is made as of the date of this Prospectus and is being provided for the purpose of providing further information with respect to the Refinery and results of the Refinery Study. The Corporation disclaims any intention or obligation to update or revise any FOFI contained in this Prospectus, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that FOFI contained in this Prospectus should not be used for purposes other than for which it is disclosed herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically under the Corporation’s profile at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Annual Information Form;

(b)	the Corporation’s amended and restated audited consolidated financial statements for the years ended December 31, 2019 and 2018, and related notes thereto, together with the independent auditor’s report thereon;

(c)	the amended and restated management’s discussion and analysis for the year ended December 31, 2019;

(d)	the Corporation’s amended and restated unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019, and related notes thereto (the “Interim Financial Statements”);

(e)	the amended and restated management’s discussion and analysis for the six months ended June 30, 2020 (the “Interim MD&A”); and

(f)	the management information circular of the Corporation dated July 10, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on August 25, 2020.

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual general meeting of shareholders being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering to which that Prospectus Supplement pertains.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements of the Canadian Securities Administrators) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed incorporated by reference in such Prospectus Supplement.

THE CORPORATION

First Cobalt is in the business of cobalt refining and the acquisition and exploration of resource properties. The Corporation listed on the TSXV and OTCQX and trades under the symbols “FCC” and “FTSSF”, respectively. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets:

(i)	The only permitted cobalt refinery in North America capable of producing battery materials (the “Refinery”); and

(ii)	The Iron Creek Project in Idaho, the Corporation’s flagship mineral project (the “Iron Creek Project”).

On May 4, 2020, the Corporation announced positive results from an independent engineering study on the Refinery. The study, titled “First Cobalt Refinery Project – AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco Engineering Canada Inc. under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020 and was filed on SEDAR under the Corporation’s profile at www.sedar.com. The Refinery Study contemplates expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

On January 15, 2020, the Corporation announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. The Corporation subsequently filed a technical report with respect to the new mineral resource estimate titled “Technical Report with Updated Estimate of Mineral Resources for the Iron Creek Cobalt-Copper Project, Lemhi County, Idaho, USA” dated November 27, 2019 with an effective date of November 27, 2019 (the “Iron Creek Technical Report”). The Iron Creek Technical Report was prepared by Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, each of whom is a qualified person and “independent” as such term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.

For further information regarding First Cobalt, the Refinery and the Iron Creek project, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Corporation’s profile.

Recent Developments

Appointment of Vice-President, Project Development

On August 17, 2020, the Corporation announced the appointment of Mark Trevisiol as Vice-President, Project Development.

Financing

On August 28, 2020, the Corporation announced the closing of a non-brokered private placement of 8,225,000 units at a price of $0.14 per unit and 8,528,643 flow-through units at a price of $0.16 per flow-through unit for aggregate gross proceeds of $2,510,010.02. Each unit consisted of one Common Share and one warrant. Each flow-through unit consisted of one Common Share qualifying as a ‘flow-through share’ and one half of one warrant. The warrants issued in connection with the units and flow-through units entitle the holder to purchase a Common Share at a price of $0.21 per Common Share for a period of 24 months from the date of issuance.

Optimization Results for Refinery

On September 24, 2020, the Corporation announced initial results from ongoing optimization programs with respect to the Refinery.

Commercial Arrangements with Glencore and Extension of Maturity Date

On November 10, 2020, the Corporation announced that it had re-focused commercial arrangements with Glencore towards a long-term feed purchase contract rather than a tolling arrangement. The Corporation also announced that it had extended the maturity date on the Glencore Loan Agreement by a year from August 23, 2021 to August 23, 2022.

Amended and Restated Financial Statements

On November 23, 2020, the Corporation announced that it had filed amended and restated audited consolidated financial statements for the year-ended December 31, 2019 and amended and restated condensed interim consolidated financial statements for the interim periods ended March 31, 2020 and June 30, 2020, along with amended and restated management discussion and analysis for these periods.

Update Regarding Impact of COVID-19 on Operations

The Corporation’s business and the anticipated timing and cost of development work and applicable milestones have not been significantly impacted by COVID-19 to date. Work programs related to engineering, metallurgical testing and environmental permitting have continued on schedule.

The Corporation’s operations, financial condition, cash flows and financial performance have also not been significantly impacted by COVID-19 to date. As the Corporation is not yet operating any mine or facility, the Corporation has not yet had any production or operating cash flow.

The Corporation does not yet operate a mine or facility, as such COVID-19 has not have an impact on productivity and the timing or cost of work. The Corporation has proceeded with commercial discussions during the COVID-19 pandemic and facilitated site visits while following various COVID-19-related protocols.

Previous Disclosure of Use of Proceeds

The Corporation raised gross proceeds of approximately $2,500,000 in August 2020 by way of non-brokered private placement of units and flow-through units. None of the proceeds received from this private placement have been utilized as of the date of this Prospectus. Proceeds raised from the sale of the flow-through shares that comprised part of the flow-through units will be used to incur eligible Canadian Exploration Expenses as defined in the Income Tax Act (Canada) related to projects in Ontario, Canada. The Corporation intends to use the net proceeds from the sale of the units for general corporate purposes.

The Corporation raised gross proceeds of approximately $2,100,000 in February 2020 by way of non-brokered private placement of units. The Corporation deployed these proceeds in a manner consistent with that disclosed by the Corporation in its news release announcing closing of the offering.

Working Capital

As of October 31, 2020, the Corporation had approximately $4,187,000 in cash and approximately $4,500,000 in working capital. Other than as disclosed in the Interim Financial Statements, the Corporation does not have any current non-contingent resources with which to fund operations.

Twelve-Month Burn Rate

The Corporation anticipates a twelve-month burn rate as follows:

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
In 000s	2020	2020	2021	2021	2021	2021	2021	2021	2021	2021	2021	2021	TOTAL
Opening Cash (as at the beginning of the period)	$4,187	$3,440	$2,826	$2,335	$2,312	$2,143	$1,981	$1,640	$1,285	$886	$590	$304
Corporate Expenses	$(255)	$(167)	$(157)	$(4)	$(155)	$(109)	$(109)	$(155)	$(172)	$(97)	$(86)	$(97)	$(1,563)
Refinery Expenses	$(381)	$(328)	$(322)	$(5)	$(2)	$(17)	$(14)	$(2)	$(2)	$(2)	$(2)	$(2)	$(1,079)
Cobalt Camp	$(50)	$(50)	$(10)	$(13)	$(10)	$(10)	$(196)	$(196)	$(196)	$(196)	$(196)	$(196)	$(1,319)
Iron Creek Project	$(62)	$(69)	$(2)	$(2)	$(2)	$(27)	$(22)	$(2)	$(29)	$(2)	$(2)	$(2)	$(223)
Total Expenses	$(748)	$(614)	$(491)	$(24)	$(169)	$(163)	$(341)	$(355)	$(399)	$(297)	$(286)	$(297)	$(4,184)
Ending Cash (as at the end of the period)	$3,439	$2,826	$2,335	$2,311	$2,143	$1,980	$1,640	$1,285	$886	$589	$304	$7

The Corporation anticipates being able to continue operations to advance its projects using its currently available financial resources for the next twelve months.

The Corporation anticipates that its cash burn rate for the next twelve months will be lower than in previous comparable periods. The Corporation previously made significant expenditures with respect to engineering, field work and metallurgical work at the Refinery. With this work now complete, the Corporation anticipates focusing on the commencement of pilot plant test work and environmental permitting over the next twelve months. The estimated costs included above with respect to the Refinery are likely to be evenly split between pilot plant test work and environmental permitting. The Corporation expects this work to cost less than that previously expended on engineering, field work and metallurgical work at the Refinery. The Corporation further expects expenditures to remain lower than in previous periods until the Corporation commences ordering long-lead equipment and starts pre-construction activities at the Refinery. In addition, corporate expenses included in the above anticipated twelve-month burn rate will be lower than in previous comparable periods as the Corporation will re-direct marketing expenditures and other discretionary spending towards Refinery execution.

The above burn rate anticipates that the Corporation has not obtained project financing with respect to the Refinery. Projected expenditures with respect to the Refinery largely relate to work advancing permitting, completing a pilot plant and engineering work. In the event that the Corporation receives applicable permits to begin construction at the Refinery in Q2 2021 and secures project financing, the Corporation may begin to incur capital costs related to the next phase of detailed engineering work and long-lead orders within the next twelve months. This would result in higher expenditures than forecasted above.

The Corporation currently anticipates commencing construction activities at the Refinery between Q3 2021 and Q4 2021 at the soonest opportunity at which applicable permits and project financing have been secured. The Corporation anticipates that should construction activities commence at the Refinery between Q3 2021 and Q4 2021, the Refinery would be in commercial production in Q4 2022. The Corporation anticipates that it would remain on course for commercial production in Q4 2022 even if construction activities commenced, and related costs commenced being incurred, beyond the twelve-month forecast provided above in Q4 2021. See “Refinery Timeline & Milestones” below.

Glencore Loan Agreement

On August 26, 2019, the Corporation finalized a loan agreement with Glencore AG (“Glencore”) for a US$5M loan to support the next phase of Refinery advancement work (the “Glencore Loan Agreement”). The loan matures on August 23, 2021. On November 10, 2020, the Corporation announced that Glencore had agreed to extend the maturity date by one year to August 23, 2022. The Corporation anticipates that this debt will roll into a larger financing to construct the expanded Refinery and for the debt to be serviced and repaid through cash flows generated from Refinery operations.

Refinery Timeline & Milestones

The Corporation is working to advance the Refinery in line with the recommendations provided in the Refinery Study. The Refinery is currently permitted to operate at a nominal throughput of 12 tonnes per day (“tpd”) and primarily produced cobalt carbonate during historical operations. The Refinery Study contemplates expanding the existing facility from a 12 tpd operation to a 55 tpd facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

On September 24, 2020, the Corporation announced initial results from ongoing optimization programs with respect to the Refinery. Results from these programs, including engineering studies, have demonstrated improved Refinery margins and economics. The Corporation’s current initial capital estimate for the 55 tpd facility is US$60 million with an operating cost estimate of US$2.36/lb of cobalt produced. Under the Refinery Study, the Corporation’s initial capital estimate for the 55 tpd facility was US$56 million with an operating cost estimate of US$2.72/lb of cobalt produced. While the optimization program resulted in a capital cost increase of US$4 million, the Corporation anticipates this will result in approximately US$4 million of increased annual pre-tax cash flows. The Corporation further anticipates US$41 million in undiscounted pre-tax free cashflow forecasted during the first full year of production. This compares to US$37 million in undiscounted pre-tax free cashflow forecasted during the first full year of production under the Refinery Study. The Corporation intends to enter into commercial agreements with Glencore and other parties with respect to feedstock supply for the Refinery.

The Corporation has yet to obtain requisite permits for a 55 tpd facility and project financing to advance the Refinery towards construction. The Corporation continues to advance these efforts and the prospective timeline included below remains subject to change depending on the results of such efforts. The Corporation also anticipates entering into commercial agreements with Glencore and other parties with respect to feedstock supply. The advancement of the Refinery also remains subject to the Corporation entering into such agreements.

As noted above, until such time as the Corporation has secured applicable permits to begin construction at the Refinery and project financing, the Corporation will not be in a position to commence construction-related activities. Though the Corporation anticipates commencing construction activities in Q3 2021 per the timeline below, the burn rate provided under the heading “Twelve-Month Burn Rate” above does not include expenditures related thereto.

The Corporation anticipates that provided the events highlighted in the timeline below occur as contemplated, the Corporation will be a position to commence commercial production at the Refinery in Q4 2022. The Corporation anticipates that it would remain on course for commercial production in Q4 2022 even if construction activities commenced, and related costs commenced being incurred, in Q4 2021.

•	Q4 2020 – Submit permits for a 55 tpd facility and complete Refinery pilot plant
•	Q1 2021 – Finalize commercial arrangements with Glencore and other parties
•	Q2 2021 – Receive final permits necessary to commence Refinery construction and secure project financing
•	Q3 2021 – Complete detailed engineering and commence construction activities
•	Q4 2022 – Commence production

Iron Creek Project

As noted above under “Twelve-Month Burn Rate” the Corporation anticipates spending approximately $263,000 with respect to the Iron Creek Project. The Corporation is currently undertaking a geophysics program and anticipates undertaking further bulk sampling, sorting and water management activities in the next twelve months. The anticipated expenditures include sums to maintain mineral claims and patents on all properties comprising the Iron Creek Project.

Cobalt Camp

As noted above under “Twelve-Month Burn Rate” the Corporation anticipates spending approximately $1,103,000 with respect to the Corporation’s “Cobalt Camp” operations in Ontario, Canada. The Corporation anticipates expenditures on a drilling program and associated assaying costs as well as supporting geophysics and exploration work. The Corporation, however, has yet to finalize exact particulars with respect to the Corporation’s drilling and exploration program at its Cobalt Camp operations.

RISK FACTORS

Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus and any applicable Prospectus Supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus. See the risk factors below and the “Risk Factors” section of any applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section “Cautionary Note Regarding Forward-Looking Statements” as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

Financing Risks

The Corporation’s Refinery advancement will require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Corporation. Furthermore, if the Corporation raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.

Feedstock Supply Agreement Risks

The Refinery Study assessed the economics of the Refinery on a stand-alone basis, assuming a 70% payability factor on the cobalt content of a cobalt hydroxide feed source based on expert forecasts for future payability levels (current spot payability is approximately 70-80%). In order to secure the capital required and a reliable feed source, the Corporation anticipates using the results of the Refinery Study to enter into commercial arrangements with Glencore and other parties with respect to feedstock supply. There is a risk that the current spot payability levels may change. In addition, there is a risk that the Corporation fails to enter into commercial agreements with respect to feedstock supply with Glencore and other parties. If either of these risks materialize, or if the terms of the commercial agreements prove unfavourable to the Corporation, the economics of the Refinery may no longer be feasible.

COVID-19 and global health crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation’s business. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Corporation continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or should one of the Corporation’s team members or consultants become infected, the Corporation’s ability to advance its projects may be impacted. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Exploration and development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Corporation’s mineral properties. There is no certainty that the expenditures to be made by First Cobalt in the exploration of its mineral properties otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by First Cobalt will be affected by numerous factors beyond the control of First Cobalt including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in First Cobalt not receiving an adequate return on invested capital.

Technical Capabilities of the Refinery

The Corporation’s strategic priority is the advancement of the Refinery, with significant metallurgical test work planned and a pilot plant work at third party facilities anticipated. There is no assurance that the outcomes of this test work and the results of the pilot plant work will be positive and that the Refinery will have the capabilities to produce specific end products. Furthermore, no assurance can be given that operating the Refinery will be economically viable. The Corporation will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.

Negative operating cash flow

The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities.

Capital resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global cobalt markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of net proceeds from an offering by the Corporation of its securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation’s sole discretion.

Management will have discretion concerning the use of proceeds scribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Securities of First Cobalt are subject to price volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of First Cobalt include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of First Cobalt at any given time may not accurately reflect the long-term value of First Cobalt.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of First Cobalt.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Holders of Common Shares will be diluted

The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation’s stock option plan and upon the exercise of outstanding warrants.

Market for Securities

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Warrants, Subscription Receipts or Units not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the Refinery and the Iron Creek Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes. Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement. The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the Iron Creek Project or re-start of the Refinery. To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to $20,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement will also include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief, should it be required, prior to conducting “at-the-market distributions”.

Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter of the “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

As of the date hereof, the Corporation has discussed an “at-the-market distribution” with one broker-dealer, but discussions are preliminary at this stage and no distribution agreement has been executed. As of the date hereof, the Board of Directors has not yet approved an “at-the-market distribution” by the Corporation.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of the Common Shares. As of November 25, 2020, there were 404,100,757 Common Shares issued and outstanding. The Corporation may issue Common Shares on exercise of Special Warrants (as defined below).

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Warrants

As of November 25, 2020, there were 38,054,835 Warrants issued and outstanding. The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Warrants. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;
•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

•	whether we will issue fractional Common Shares;

•	whether we have applied to list the Warrants on a securities exchange;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material Canadian federal income tax consequences of owning the Warrants; and
•	any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

As of November 25, 2020, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Subscription Receipts. This description will include, where applicable:

•	the designation and aggregate number of Subscription Receipts offered;
•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;
•	the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;
•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;
•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;
•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;
•	the identity of the Escrow Agent;
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;
•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;
•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;
•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;
•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	whether we have applied to list the Subscription Receipts on a securities exchange;
•	material United States and Canadian federal tax consequences of owning the Subscription Receipts; and
•	any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of November 25, 2020, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV relating to Units. This description will include, where applicable:

•	the designation and aggregate number of Units being offered;
•	the price at which the Units will be offered;
•	the designation and terms of the Units and the applicable Securities included in the Units;
•	the description of the terms of any agreement governing the Units;
•	any provision for the issuance, payment, settlement, transfer or exchange of the Units;
•	the date, if any, on and after which the Units may be transferable separately;
•	whether we have applied to list the Units on a securities exchange;
•	material Canadian federal tax consequences of owning the Units;
•	how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and
•	any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “FCC”. Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters. As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

INTEREST OF EXPERTS

Information relating to the Iron Creek Project in this Prospectus and the documents incorporated by reference herein and therein has been derived from reports, statements, or opinions prepared or certified by Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP, and this information has been included in reliance on such persons’ expertise. Steven J. Ristorcelli, C.P.G., P.G, and Joseph Schlitt, MMSA QP are each a qualified person as such term is defined in NI 43-101.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation’s property or the property of any of the Corporation’s associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation’s securities or the securities of any associate or affiliate of the Corporation when they prepared the Iron Creek Technical Report and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the Iron Creek Technical Report. Neither the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of the Corporation.

All scientific and technical information in this Prospectus has been reviewed and approved by Dr. Frank Santaguida, P.Geo., Vice President, Exploration at First Cobalt, who is a qualified person under NI 43-101. As of the date hereof, Mr. Santaguida holds 141,760 Common Shares, 1,600,000 stock options, 100,000 restricted share units and 36,000 warrants.

AUDITORS

MNP LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

EXEMPTION FROM NI 44-101

Pursuant to a decision of the Autorité des marchés financiers dated November 18, 2020, the Corporation was granted exemptive relief from the requirement that this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement and the documents incorporated by reference therein to be filed in relation to an “at-the-market distribution” be publicly filed in both the French and English languages. This exemptive relief is granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market distribution”) and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages if the Corporation offers Securities to Quebec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus, the accompanying Prospectus Supplement relating to Securities purchased by a purchaser or any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, the accompanying Prospectus Supplement relating to Securities purchased by a purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of Warrants, Subscription Receipts or other convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants, Subscription Receipts or other convertible, exchangeable or exercisable securities is offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: November 26, 2020

This short form prospectus, together with the documents incorporated in the prospectus by reference, will, as of the date of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

“Trent Mell”	“Ryan Snyder”

Trent Mell	Ryan Snyder
President, Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors

“John Pollesel”	“Garett Macdonald”

John Pollesel	Garett Macdonald
Director	Director

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